Filed Pursuant to Rule 433

Registration Statement No. 333-286249

Pricing Term Sheet

Paychex, Inc.

$1,500,000,000 5.100% Senior Notes due 2030 (the “2030 Notes”)

$1,500,000,000 5.350% Senior Notes due 2032 (the “2032 Notes”)

$1,200,000,000 5.600% Senior Notes due 2035 (the “2035 Notes”)

Pricing Term Sheet dated April 8, 2025 (this “Pricing Term Sheet”) to the Preliminary Prospectus Supplement dated April 8, 2025 (the “Preliminary Prospectus Supplement”) of Paychex, Inc. (the “Issuer”).

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to the Notes

Issuer:	Paychex, Inc.

Trade Date:	April 8, 2025

Settlement Date:

April 10, 2025 (T+2)

We expect that delivery of the notes will be made against payment therefor on or about the second business day following the date of pricing of the notes (this settlement cycle being referred to as “T+ 2”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+2, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

Ratings*:	Moody’s: Baa1 (stable outlook) S&P: BBB+ (stable outlook)

Minimum Denomination:	$2,000 and any integral multiples of $1,000 in excess thereof

Lead Bookrunners:	J.P. Morgan Securities LLC BofA Securities, Inc.

Joint Passive Bookrunners:	PNC Capital Markets LLC Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. Mizuho Securities USA LLC M&T Securities, Inc. Truist Securities, Inc. TD Securities (USA) LLC

Terms Applicable to the 2030 Notes

Title of Security:	5.100% Senior Notes due 2030

Principal Amount:	$1,500,000,000

Maturity:	April 15, 2030

Coupon:	5.100%

Issue Price:	99.720% of the principal amount

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2025

Yield to Maturity:	5.164%

Spread to Benchmark Treasury:	T+125 bps

Benchmark Treasury:	4.000% UST due 3/31/2030

Benchmark Treasury Price and Yield:	100-12 1⁄4 / 3.914%

Redemption Provisions:

Make-Whole Call:	Prior to March 15, 2030, at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after March 15, 2030 (one month prior to their maturity date), at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	704326AA5

ISIN:	US704326AA51

Terms Applicable to the 2032 Notes

Title of Security:	5.350% Senior Notes due 2032

Principal Amount:	$1,500,000,000

Maturity:	April 15, 2032

Coupon:	5.350%

Issue Price:	99.607% of the principal amount

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2025

Yield to Maturity:	5.418%

Spread to Benchmark Treasury:	T+135 bps

Benchmark Treasury:	4.125% UST due 3/31/2032

Benchmark Treasury Price and Yield:	100-11/ 4.068%

Redemption Provisions:

Make-Whole Call:	Prior to February 15, 2032, at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after February 15, 2032 (two months prior to their maturity), at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	704326AB3

ISIN:	US704326AB35

Terms Applicable to the 2035 Notes

Title of Security:	5.600% Senior Notes due 2035

Principal Amount:	$1,200,000,000

Maturity:	April 15, 2035

Coupon:	5.600%

Issue Price:	99.251% of the principal amount

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2025

Yield to Maturity:	5.699%

Spread to Benchmark Treasury:	T+145 bps

Benchmark Treasury:	4.625% UST due 2/15/2035

Benchmark Treasury Price and Yield:	103-00 / 4.249%

Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2035, at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after January 15, 2035 (three months prior to their maturity), at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	704326AC1

ISIN:	US704326AC18

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or BofA Securities, Inc. at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.